AKAMAI TECHNOLOGIES, INC.

8 Cambridge Center

Cambridge, MA 02142

September 28, 2010

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino

Re:	Akamai Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 – File No. 000-27275

Ladies and Gentlemen:

This letter is being filed in response to the comments contained in a letter dated September 14, 2010 (the “Letter”) from Matthew Crispino of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Paul Sagan, President and Chief Executive Officer of Akamai Technologies, Inc. (“Akamai” or the “Company”). The comments and the responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.	We note instances where two or more sources of a material change have been identified without quantifying the amount that each source contributed to the change. For example, you indicate that the increase in revenues for the year ended December 31, 2009 was due to increases in the number of customers under recurring revenue contracts, increases in traffic, additional services sold to new and existing customers and growth in your new advertising decision solutions service offering, and that such increases were offset by reduced prices charged to your customers. However, you do not quantify the contribution of each of these material changes. In future filings, please revise your year over year discussion of results of operations to quantify and explain the source of each material change in operating results. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In future filings, we will revise the discussion of changes in our revenues and results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide enhanced information about the contribution of various material factors to changes in such items. For example, with respect to the example specified in the Staff’s question regarding revenues, the items we identified in our MD&A impact different components of our business differently. Accordingly, we would plan to break out revenues attributable to different industry verticals and then discuss the material factor(s) that principally contributed to changes in revenue levels.

An example of the proposed disclosure, using financial information for our fiscal years 2009 and 2008, is set forth below:

Total revenues increased 9%, or $68.8 million, to $859.8 million for the year ended December 31, 2009 as compared to $790.9 million for the year ended December 31, 2008. The following table quantifies the contribution to growth in revenues from different industry verticals in which we sell our services (in millions):

Increase (decrease) in Revenues 2009 to 2008
Commerce	$53.3
High Tech	8.7
Public Sector	8.0
Media & Entertainment	(1.2)

Total net increase in revenues	$68.8

A significant portion of the increase in our commerce-related revenues was attributable to our acquisition of acerno and its advertising services customer base in late 2008; our new advertising decision solutions service offering contributed $23.1 million to such revenue growth. The balance of the increased revenues from our commerce customers was principally due to increased purchases of value-added services such as our application performance solution services. The increase in revenues from customers in our high tech vertical was primarily driven by increases in the amount of traffic we delivered. While we also experienced increased traffic from customers in our media and entertainment vertical, the revenues from this traffic growth were offset by reduced prices charged to our customers. The increase in revenues from public sector customers was primarily attributed to the addition of new customers.

Item 9A. Controls and Procedures, page 95

2.	You state that your Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, your disclosure controls and procedures were effective in that they were designed to ensure that material information relating to you is made known to your CEO and CFO during the period in which the report was being prepared, to allow timely discussions regarding required disclosure. These effectiveness conclusions are stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e). In your response letter, please confirm, if true, that your officers evaluated and concluded that as of December 31, 2009, your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

We confirm that our Chief Executive Officer and Chief Financial Officer evaluated and concluded that, as of December 31, 2009, our disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, we will include the entire definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e).

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 8, 2010)

Director Compensation, page 14

3.	Please tell us why Ms. Goodwin and Mr. Leighton each received less than $50,000 in cash for their services as directors in 2009, although both appeared to have served as directors for the full year.

Our Director Compensation Plan applies to non-employee members of our Board of Directors. Mr. Leighton is employed by Akamai as our Chief Scientist; accordingly, the $50,000 cash retainer does not apply to him. In 2002, he voluntarily reduced his salary to $20,000. His salary has remained at that level since then. Our director compensation is paid at our annual meeting of stockholders, which typically occurs during the third week of May. The policy provides that a pro-rated cash payment is made if an individual director joined the company during the twelve-month period since the last annual meeting. Ms. Goodwin rejoined Akamai as a director on October 20, 2008. The pro-ration is not calculated on a calendar year basis. The amount of cash paid to Ms. Goodwin for her service at the 2009 annual meeting of stockholders was, therefore, pro-rated based on the number of days elapsed between October 20, 2008 and May 19, 2009, the date of the annual meeting.

Long-Term Incentives, page 26

4.	We note your discussion on page 27 of the general factors you consider when making equity awards to your executive officers. With a view toward providing enhanced disclosure in future filings, please tell us for each of your named executive officers the specific factors that you considered, and the weight assigned to such factors, in determining the amount of stock options and restricted stock units awarded to such officer during fiscal 2009. Also, please confirm that the 2009 revenue and EPS targets for your performance-based RSUs were the same as the revenue and EPS targets used in your cash incentive program, which are disclosed on page 25 of the proxy statement.

In determining the amount of stock options and restricted stock units awarded to our executive officers in 2009 and other years, the Compensation Committee takes into account each of the factors referenced in the proxy statement. There is no precise weighting or mathematical formula applied to such factors. Total awards are based on the subjective determination of Compensation Committee; however, the Committee typically view some factors as more significant than others.

In future filings, we would propose to provide enhanced disclosure of the relative importance accorded by the Compensation Committee to different factors. An example of the proposed disclosure follows:

The number of stock options and RSUs granted to executives is a subjective determination of the Compensation Committee based on, among other factors, an assessment of the costs to us of the proposed grant, the executive’s current contributions to Akamai’s performance, the anticipated contribution to meeting Akamai’s long-term strategic performance goals, his or her position with Akamai, industry practice and amounts granted by companies in our peer group.

As a threshold matter, the Compensation Committee reviews market data and analyses of the potential costs of different levels of equity awards to our shareholders. This data provides an initial framework or set of guidelines to establish a range of potential grants to our executives that are designed to ensure that they are consistent with market practice and the best interests of our stockholders. Consequently, those items are particularly important factors in the calculation of award amounts. Within those ranges, the Committee ultimately views the following factors as most determinative, in order as follows: first, the anticipated contribution of the executive to meeting Akamai’s long-term strategic performance goals; second, the executive’s current contributions to Akamai’s performance; and, third, his or her position with Akamai.

With respect to the 2009 revenue and EPS targets for our performance-based RSUs, we would direct the Staff’s attention to the last sentence of the penultimate paragraph on page 27 of the proxy statement: One-third of the Base RSUs granted in 2009 vested in February 2010 because we met the 2009 revenue target of $790 million and normalized earnings per share of $1.42. Achievement of those baseline revenue and EPS metrics were required for any of the performance-based RSUs to vest.

We confirm that those targets are the same ones used to determine threshold bonus eligibility under the cash incentive program. We would draw the Staff’s attention to the following chart, which appears on page 26 of the proxy statement:

Performance Against Target	Amount of Payment
91.6% of target	50% of corporate financial component of bonus
96.1% of target	85% of corporate financial component of bonus
100% of target	100% of corporate financial component of bonus
102.6% of target	115% of corporate financial component of bonus
108.4% or greater of target	200% of corporate financial component of bonus

The target levels for payment of 100% of the corporate financial component of the target bonus were $855 million in revenue and $1.56 in normalized earnings per share (as noted on page 25 of the proxy statement). The target for payment of 50% of the corporate financial component of the target cash bonus was achievement of 91.6% of the target metrics (calculated on a weighted average basis for the two components combined), or $790 million in revenue and $1.42 in normalized earnings per share, the same amount as the vesting threshold for the performance-based RSUs.

*    *    *

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please telephone the undersigned at 617-444-4698.

Very truly yours,

/s/ James H. Hammons, Jr.
James H. Hammons, Jr.
Assistant General Counsel

cc:	Paul Sagan

President and CEO

Melanie Haratunian

Senior Vice President and General Counsel

Susan W. Murley

Wilmer Cutler Pickering Hale and Dorr LLP